UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PepsiAmericas, Inc. Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of PepsiAmericas, Inc. Hourly 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of PepsiAmericas, Inc. Hourly 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2009 and 2008 and the change in net assets for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ PLANTE & MORAN, PLLC

Elgin, Illinois

June 24, 2010

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Statement of Net Assets Available for Benefits

as of December 31, 2009 and 2008

(dollars in thousands)

	2009	2008
Assets
Investments, at fair value:
Plan interest in the PepsiAmericas, Inc. Defined Contribution Master Trust	$115,228	$88,278
Participant loans	5,190	5,034

Total investments	120,418	93,312
Participant contributions receivable	138	—
Employer contributions receivable	80	—

Total assets	120,636	93,312

Liabilities
Expenses payable	(14)	(27)

Net assets reflecting all investments at fair value	120,622	93,285
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(941)	(84)

Net Assets Available for Benefits	$119,681	$93,201

See accompanying notes to financial statements.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

for the year ended December 31, 2009

(dollars in thousands)

Changes to Net Assets
Investment income:
Investment income from the PepsiAmericas, Inc. Defined Contribution Master Trust	$20,837
Interest from participant loans	284

Net investment income	21,121

Contributions:
Participants	7,723
Employer	4,061

Total contributions	11,784

Other activities:
Distributions to participants	(6,931)
Administrative expenses	(188)

Total deductions from other activities	(7,119)

Net increase in net assets before transfer from other plan	25,786
Net transfer from other plan	694

Net Increase in Net Assets	26,480
Net Assets Available for Benefits at Beginning of Year	93,201

Net Assets Available for Benefits at End of Year	$119,681

See accompanying notes to financial statements.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Description of the Plan

The following brief description of the PepsiAmericas, Inc. Hourly 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, that covers eligible employees of employers participating under the Plan (collectively referred to as “Employer”). Any hourly employee who is a member of a group of employees to whom the Plan has been made available through collective bargaining, or through other unilateral employment requirements, and has elected to participate in the Plan is considered a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On February 26, 2010, (“Merger Date”), PepsiAmericas, Inc. (“PAS”) was merged with and into Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly owned subsidiary of PepsiCo, Inc. (“PepsiCo”). At the effective time of the merger, each issued and outstanding share of PAS common stock was converted into the right to receive 0.5022 shares of PepsiCo common stock or, at the shareholder’s election, $28.50 in cash, without interest, subject to proration provisions which provided that an aggregate of 50% of the outstanding shares of PAS common stock not held by PepsiCo or its subsidiaries would be converted into the right to receive PepsiCo common stock and an aggregate of 50% of the outstanding shares of PAS common stock not held by PepsiCo or its subsidiaries would be converted into the right to receive cash. Prior to the Merger Date, PAS was the sponsor of the Plan. Effective on the Merger Date. PepsiCo became the sponsor of the Plan and the PepsiCo Administration Committee became the administrator of the Plan.

Contributions

Participant contributions are made to the Plan through periodic payroll deductions in amounts ranging from 2 percent to 50 percent of base salary, in 1 percent increments except as otherwise provided in an applicable appendix.

The maximum amount of total annual pretax contributions by a participant is subject to limitations under the Internal Revenue Code (“IRC”). The Plan permits the Employer to select from a variety of features to offer a custom-tailored Plan to employee groups. The Employer may offer the Plan in the form of a pre-tax 401(k) savings plan or an after-tax savings plan. A variety of employee/Employer contribution arrangements are available and are in effect for various employee groups.

Participants may also make rollover contributions to the Plan, provided the amount represents an eligible rollover distribution under the IRC. Rollover contribution amounts are 100 percent vested and nonforfeitable at all times.

Participant Accounts

Contributions, loans, earnings, losses and expenses are allocated to each participant’s account in accordance with the terms of the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Investment Options

Participants in the Plan have the right to direct the investment of their account balances and contributions into various investment options offered by the Plan’s Trust Committee. Investments of the Plan are held by Fidelity Management Trust Company (the “Trustee”), including an option to invest in the PepsiAmericas, Inc. Common Stock Fund prior to the Merger Date and the PepsiCo, Inc. Common Stock Fund following the Merger Date.

Vesting

All participants are immediately vested in their voluntary contributions and actual earnings thereon.

Participants become vested in Employer contributions made to the plan and actual earnings thereon in accordance with the following vesting schedule except as otherwise provided in an applicable appendix:

Years of Vesting Service	Portion of Vested Employer Contributions
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Participants may also become fully vested in Employer contributions made to the Plan and actual earnings thereon after attaining age 65 or upon retirement, death or disability.

Forfeitures

Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a participant has been terminated or withdrawn from the Plan or to pay expenses of the Plan as determined by the Plan administrator. In the event a participant is rehired and reimburses the amount disbursed to the participant from the Plan within the time period specified in the Plan, the Employer is required to restore to the participant’s account any previously forfeited amount used to reduce Employer contributions. As of the years ended December 31, 2009 and 2008, forfeited nonvested accounts totaled $129,645 and $329,822, respectively.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Participant Loans

In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one-half of the participant’s vested account balance (not including amounts attributable to employer provided formula based contributions) or $50,000. The loans bear interest at the prime rate in effect when the loans are requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years. The loans are secured by the balance in the participant’s account.

Distributions

On termination of service, a participant may elect to receive the vested value of his or her account in either a lump-sum payment, in annual installments over a period of time up to a maximum of 15 years, or periodic distributions of at least $500 not to exceed two distributions per year. Additionally, prior to the Merger Date, a participant could have elected to receive his or her vested balance in the PepsiAmericas, Inc. Stock Fund in whole shares of PAS stock. Effective on the Merger Date, the PepsiAmericas, Inc. Stock Fund was replaced with the PepsiCo, Inc. Common Stock Fund and a participant may elect to receive his or her vested balance in the PepsiCo, Inc. Common Stock Fund in whole shares of PepsiCo common stock.

Termination

Although it has not expressed any intent to do so, the sponsor of the Plan has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Tabular dollars are in thousands. Certain reclassifications were made to prior years’ amounts to conform to the 2009 presentation.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the PepsiAmericas, Inc. Defined Contribution Master Trust (the “Master Trust”) is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income less actual distributions and allocated losses. The investments in the Master Trust are stated at fair value. The fully benefit-responsive investment contracts within the Master Trust are adjusted to contract value. Contract value represents investments at cost, plus accrued interest, less amounts withdrawn to pay benefits.

The Plan records investment transactions on a trade date basis. Dividends are recorded on the ex-dividend date.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Payment of Benefits

Benefits paid to participants are recorded when distributed.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

Note 3 - Plan Interest in Master Trust

Certain assets of the Plan are invested in the Master Trust, which was established for the investment of assets of the Plan and another retirement plan sponsored by PAS prior to the Merger Date and PepsiCo after the Merger Date. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Master Trust are allocated to the individual funds based upon average monthly balances invested by each plan. As of December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 25 percent for each respective date.

Master Trust

	December 31, 2009	December 31, 2008
Investments, at fair value:
Cash and cash equivalents	$ 1,077	$ 1,294
PepsiAmericas, Inc. common stock fund	32,332	22,488
Common and preferred stock	3,612	1,251
Mutual funds	256,872	179,477
Stable value fund	99,548	93,553
Commingled trust funds (indexed funds)	64,317	48,857
Other investments	289	51

Net assets	$458,047	$346,971

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Year ended December 31, 2009
Investment income:
Net appreciation in fair value of investments:
PepsiAmericas, Inc. common stock fund	$10,897
Common and preferred stock	1,161
Mutual funds	53,759
Commingled trust funds (indexed funds)	15,138
Other investments	57

81,012
Interest and dividends	7,615

Net investment income	$88,627

The objective of the PepsiAmericas Stable Value Fund is to seek preservation of capital and provide a rate of return similar to market rates. To achieve this investment objective, the fund invests in certain types of high-quality fixed income securities and stable value common collective trust funds. The fund’s investment allocations are 50 percent common collective trust funds, 40 percent government securities and 10 percent corporate securities.

The fund invests in both traditional guaranteed investment contracts (“GICs”) and wrapper contracts with underlying securities, also known as synthetic GICs. In a traditional GIC, the contract issuer takes a deposit from the fund and purchases investments. The contract issuer is contractually obligated to repay the principal and a guaranteed rate of interest to the fund.

In a synthetic GIC, the underlying investments are held by the fund. The fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying investments, typically over the term of the investments, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

The aggregate average yield of the investment contracts for the years ended December 31, 2009 and 2008 was 3.5 percent and 4.7 percent, respectively. The aggregate interest rate credited to participants for the investment contracts as of December 31, 2009 and 2008 was 4.3 percent and 4.9 percent, respectively.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

In certain circumstances, the amount withdrawn from the synthetic GICs would be payable at fair value rather than at contract value. These events include the following:

•	Termination of the Plan;

•	A material adverse change to the provisions of the Plan;

•	Withdrawal from the wrapper contract; and

•	A plan merger or spin-off whereby the terms of the successor plan do not meet the wrapper contract issuer’s criteria for issuance of a clone wrapper contract.

In the Plan administrator’s opinion, the events described above that could result in the payment of benefits at fair value rather than contract value are not probable to occur in the foreseeable future.

Note 4 - Fair Value Measurements

The Financial Accounting Standards Board’s guidance on fair value measurements defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting assumptions about the inputs used in pricing the asset or liability.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Investments measured at fair value are categorized as follows:

	Fair Value as of December 31, 2009
	Level 1		Level 2		Level 3	Total
Master Trust Assets:
Equity securities:
Participant-directed brokerage (a)	$3,612		$—		$—	$3,612
Fixed income securities:
Stable value fund (b)	—		99,548		—	99,548
Mutual funds:
U.S. equity (a)	18,791		—		—	18,791
International equity (a)	20,836		—		—	20,836
Fixed income (a)	23,047		—		—	23,047
Target date (a)	190,590		—		—	190,590
Participant-directed brokerage (a)	3,608		—		—	3,608
Commingled trust funds:
U.S. equity (b)	—		64,317		—	64,317
PepsiAmericas, Inc. common stock fund (a)	32,332		—		—	32,332
Other:
Cash and cash equivalents	1,077		—		—	1,077
Participant-directed brokerage	109	(a)	180	(b)	—	289

Total Master Trust Assets	$294,002		$164,045		$—	$458,047

Plan Trust Assets:
Participant loans (c)	$—		$—		$5,190	$5,190

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

	Fair Value as of December 31, 2008
	Level 1		Level 2		Level 3	Total
Master Trust Assets:
Equity securities:
Participant-directed brokerage (a)	$1,251		$—		$—	$1,251
Fixed income securities:
Stable value fund (b)	—		93,553		—	93,553
Mutual funds:
U.S. equity (a)	11,239		—		—	11,239
International equity (a)	13,862		—		—	13,862
Fixed income (a)	15,180		—		—	15,180
Target date (a)	137,029		—		—	137,029
Participant-directed brokerage (a)	2,167		—		—	2,167
Commingled trust funds:
U.S. equity (b)	—		48,857		—	48,857
PepsiAmericas, Inc. common stock fund (a)	22,488		—		—	22,488
Other:
Cash and cash equivalents	1,294		—		—	1,294
Participant-directed brokerage	9	(a)	42	(b)	—	51

Total Master Trust Assets	$204,519		$142,452		$—	$346,971

Plan Trust Assets:
Participant loans (c)	$—		$—		$5,034	$5,034

(a)	Based on quoted market prices in active markets.
(b)	Based on the fair value of the underlying investments using quoted prices in active markets.
(c)	Based on amortized cost, which approximates fair value using a discounted cash flow model.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The table below summarizes the change in the fair value of Level 3 assets for the year ended December 31, 2009:

Participant Loans
January 1, 2009	$5,034
Issuances, repayments and defaults, net	156

December 31, 2009	$5,190

Note 5 - Transfer from Other Plan

Certain participants transferred assets into the Plan from another qualified retirement plan sponsored by PAS prior to the Merger Date and PepsiCo after the Merger Date as follows:

Year ended December 31, 2009
Net assets transferred from the PepsiAmericas, Inc. Salaried 401(k) Plan	$694

Note 6 - Administrative Expenses

External administrative expenses for the preparation and maintenance of the Plan’s financial records and participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Employer.

Note 7 - Risks and Uncertainties

The Plan provides for various investment options in any combination of interests in registered investment companies, common stock and investment contracts. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the Plan’s financial statements.

The Plan’s exposure to a concentration of risk is limited by the diversification of investments in the Trust across various participant-directed investment options. Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of the PepsiCo Common Stock Fund, or, prior to the Merger Date, PAS Stock Fund, which primarily invests in a single security.

Note 8 - Tax Status

The Internal Revenue Service has determined and informed PAS by a letter dated October 30, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receipt of the letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Note 9 - Related Party Transactions

Certain Plan investments in the Master Trust are shares of mutual funds managed by Fidelity Investments Institutional Services, Inc., an affiliate of the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Additionally, the Master Trust held investments in PAS common stock prior to the Merger Date. The value of the Master Trust investments in PAS common stock was $30,983,004 and $21,494,663 at December 31, 2009 and 2008, respectively. Following the Merger Date, the Master Trust holds investments in PepsiCo common stock, which is a party-in-interest transaction exempt from prohibition by ERISA.

Note 10 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008, and for the year ended December 31, 2009:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$119,681	$93,201
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	941	84

Net assets available for benefits per Form 5500	$120,622	$93,285

	Year ended December 31, 2009
Net increase in net assets before transfer from other plan per the financial statements	$25,786
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	941
Prior year	(84)

Net income per Form 5500	$26,643

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

EIN 13-6167838, Plan Number 004

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

as of December 31, 2009

(a)	(b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value
*	Participant loans	Interest rates from 3.25% to 9.25%	$ —	$5,190

*	Represents a party-in-interest to the Plan.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2010	PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

/s/ Peter A. Bridgman
Peter A. Bridgman
Senior Vice President and Controller and Executive Pension Officer

PEPSIAMERICAS, INC. HOURLY 401(K) PLAN

December 31, 2009 and 2008

Index to Exhibit

23.1	Consent of Independent Registered Public Accounting Firm